Exhibit 12.1

SL Green Realty Corp.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2004	2003	2002	2001	2000

Earnings

Income (loss) from continuing operations	$52,766	$53,645	$45,986	$41,214	$32,685
Add: JV cash distributions	193,144	36,469	22,482	26,909	25,550
Interest	61,197	44,001	33,946	42,411	37,729
Portion of rent expense representative of interest	9,069	9,187	9,304	9,394	9,434

Total earnings	$316,176	$143,301	$111,718	$119,928	$105,398

Fixed Charges and Preferred Stock Dividends

Interest	61,197	44,001	33,946	42,411	37,729
Preferred stock dividends	16,258	7,712	9,690	9,658	9,626
Interest capitalized	433	—	—	—	—
Portion of rent expense representative of interest	9,060	9,187	9,304	9,394	9,434
Amortization of loan costs expensed	3,274	3,844	3,427	3,608	3,388

Total Fixed Charges and Preferred Stock Dividends	$90,222	$64,743	$56,367	$65,071	$60,177

Ratio of earnings to combined fixed charges and preferred stock dividends	3.50	2.21	1.98	1.84	1.75